Exhibit 99.1

Press Release

RedHill Reports Potent Inhibition of Omicron with Oral
COVID-19 Drug Candidate Opaganib In Vitro

Oral opaganib’s reported potent in vitro activity against Omicron adds to previously observed inhibition of Delta and other SARS-CoV-2 variants of concern that cause COVID-19; Testing conducted by The University of Hong Kong School of Public Health, a world renowned WHO collaborating center
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Based on the new and previously announced data, opaganib’s unique human host-targeted, dual antiviral and anti-inflammatory suggested mechanism is expected to act independently of viral spike protein mutations and remain effective against Omicron sub-variants BA.2, XE and other emerging and future variants
--
Previously reported phase 2/3 clinical data showed reduced mortality in key subpopulations, improved viral RNA clearance, and faster time to recovery for moderate to severe hospitalized patients treated with opaganib
--
Regulatory submissions and discussions in the U.S., Europe, UK and additional countries are progressing regarding confirmatory data requirements and pathways to potential approval

TEL AVIV, Israel and RALEIGH, NC, April 11, 2022, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced study results in which opaganib (ABC294640)1, a leading oral drug candidate for hospitalized patients with moderate to severe COVID-19, was observed to have potent in vitro efficacy against the Omicron SARS-CoV-2 variant, while maintaining host cell viability. Based on the new and previously announced data, opaganib’s unique human host-targeted, dual antiviral and anti-inflammatory suggested mechanism is expected to act independently of viral spike protein mutations and remain effective against Omicron sub-variants BA.2, XE and other emerging and future variants.

Work on testing opaganib against Omicron was conducted by the Centre for Immunology and Infection (C2i), The University of Hong Kong’s world-renowned infectious diseases research center, School of Public Health, by Dr. Michael Chan, Principal Investigator, of the Centre for Immunology and Infection, who said: “The results of this study showed opaganib exerting potent inhibition of Omicron SARS-CoV-2 variant viral replication in a model that we believe comes as close as currently possible to representing the Omicron clinical pathophysiological pathway. These are highly promising results that lend further weight to opaganib’s hypothesized host-mediated antiviral activity and expected effect irrespective of viral variant.”

“Opaganib was tested for inhibition of Omicron SARS-CoV-2 viral replication using an ex vivo human respiratory explant model, a methodology based on the finding that Omicron has a replication advantage in respiratory tract explants culture,” said Reza Fathi, PhD., RedHill’s Senior VP, R&D. “The results of the study, led by Dr. Chan, one of the leading experts in the field who’s extensive COVID-19-related research is widely published in top tier journals such as Nature, are encouraging. The results are also consistent with findings from the Phase 2/3 study in which opaganib was shown, together with reducing mortality in key subpopulations and improving the time to recovery, to accelerate viral RNA clearance by more than 4 days, even in an advanced patient population with a median of 11 days from onset of symptoms – we believe a likely first for a novel oral therapy in this underserved hospitalized moderate to severe COVID-19 patient population.”

Opaganib was studied in a global Phase 2/3 study in hospitalized patients with severe COVID-19 pneumonia (NCT04467840). In a prespecified analysis of all Phase 2/3 study patients with positive PCR at screening2, opaganib improved the median time to viral RNA clearance by at least 4 days, achieving viral RNA clearance in a median of 10 days, while the median for clearance was not reached by the end of 14-days treatment in the placebo arm (Hazard Ratio 1.34; nominal p-value=0.043, N=437/463). Additional prespecified analyses in key subpopulations from the Phase 2/3 study also demonstrated a 70% reduction in mortality and a 34% benefit in time to recovery for patients treated with opaganib.

Regulatory submissions and discussions in the U.S., Europe, UK and additional countries are progressing regarding confirmatory data requirements and pathways to potential approval.

About Opaganib (ABC294640)
Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor, with suggested dual anti-inflammatory and antiviral activity. Opaganib is host-targeted and, based on data accumulated to date, is expected to maintain effect against emerging viral variants, having already shown in vitro inhibition against variants of concern, including Omicron and Delta. Opaganib has also shown anticancer activity and positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, viral, inflammatory, and gastrointestinal indications.

In prespecified analyses of Phase 2/3 clinical data, oral opaganib has demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations. Opaganib previously delivered promising U.S. Phase 2 data in patients with moderate to severe COVID-19, submitted for peer review and recently published in medRxiv.

Opaganib has also received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 2a study in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer. Patient accrual, treatment and analysis in this study are ongoing.

Opaganib demonstrated potent antiviral activity against SARS-CoV-2, the virus that causes COVID-19, inhibiting viral replication of the original SARS-CoV-2 and variants tested to date in an in vitro model of human lung bronchial tissue. Additionally, preclinical in vivo studies have demonstrated opaganib's potential to decrease renal fibrosis, have shown decreased fatality rates from influenza virus infection, and amelioration of bacteria-induced pneumonia lung injury with reduced levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids3.

The ongoing clinical studies with opaganib are registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health, which provides public access to information on publicly and privately supported clinical studies.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults4, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults5, and Aemcolo® for the treatment of travelers’ diarrhea in adults6. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for hospitalized COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a Phase 2/3 study as treatment for non-hospitalized symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include the plan for and timing of potential emergency and marketing authorization applications in certain ex-U.S. countries. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties including, without limitation that opaganib will not also maintain similar levels of clinical activity against Omicron sub-variants BA.2, XE and other emerging and future variants, the Phase 2/3 COVID-19 study for opaganib and its results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib are likely to be required by regulatory authorities to support such potential applications and the use or marketing of opaganib for COVID-19 patients, that emergency and marketing authorization applications in certain ex-U.S. countries will be delayed, that opaganib will not be effective and will not be as effective against emerging viral variants, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company's industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.
Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S. / UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

Category: R&D

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 Positive PCRs at screening obtained for 437 out of 463 patients - remaining patients could not be included in this prespecified analysis due to lack of PCR results at screening
3 Xia C. et al. Transient inhibition of sphingosine kinases confers protection to influenza A virus infected mice. Antiviral Res. 2018 Oct; 158:171-177. Ebenezer DL et al. Pseudomonas aeruginosa stimulates nuclear sphingosine-1-phosphate generation and epigenetic regulation of lung inflammatory injury. Thorax. 2019 Jun;74(6):579-591.
4 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
5 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
6 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.